

August 3, 2010

James L. Robo
President and Chief Operating Officer
NextEra Energy, Inc.
700 Universe Boulevard
Juno Beach, Florida 33408

Armando J. Olivera
President and Chief Executive Officer
Florida Power & Light Company
700 Universe Boulevard
Juno Beach, Florida 33408

> **Re:** **NextEra Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 6, 2010**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **Filed May 3, 2010**
> **File No. 001-08841**
>
> **Florida Power & Light Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **File No. 002-27612**

Dear Messrs. Robo and Olivera:

    We have completed our review of your filings and do not have any further comments at this time.

                                        Sincerely,

                                        H. Christopher Owings
                                        Assistant Director